EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Citi Trends, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-125611 and 333-181609) on Form S-8 of Citi Trends, Inc. of our reports dated April 16, 2014, with respect to the consolidated balance sheets of Citi Trends, Inc. and subsidiary as of February 1, 2014 and February 2, 2013, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the fiscal years ended February 1, 2014, February 2, 2013 and January 28, 2012, and the effectiveness of internal control over financial reporting as of February 1, 2014, which reports appear in the February 1, 2014 annual report on Form 10-K of Citi Trends, Inc.

/s/ KPMG LLP

Jacksonville, FL
April 16, 2014
Certified Public Accountants